UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)
GOOD HARBOR PARTNERS ACQUISITION CORP.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
382094100
(CUSIP Number)
OCTOBER 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	382094100	13G/A	Page	2	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Integrated Core Strategies (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		225,200

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

225,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,200

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.6%

12	TYPE OF REPORTING PERSON **

OO

CUSIP No.	382094100	13G/A	Page	3	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millenco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON **

OO, BD

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	382094100	13G/A	Page	4	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millennium Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		225,200

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

225,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,200

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.6%

12	TYPE OF REPORTING PERSON **

OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	382094100	13G/A	Page	5	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Israel A. Englander

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		225,200

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

225,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,200

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.6%

12	TYPE OF REPORTING PERSON **

IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	382094100	13G/A	Page 6 of 11 Pages
Explanatory Note:
This amendment is being filed to (i) reflect the transfer of 225,200 shares held by Millenco LLC to Integrated Core Strategies (US) LLC, each of which is a wholly-owned subsidiary of the same entity. As a result of this transfer, Integrated Core Strategies (US) LLC is now the beneficial owner of the above-described shares of the Company’s Common Stock and (ii) to report other changes as set forth in this filing. See Item 4(a) for a description of these entities.
Item 1.
(a) Name of Issuer
      Good Harbor Partners Acquisition Corp., a Delaware corporation (the “Company”).
(b) Address of Issuer’s Principal Executive Offices:
79 Byron Road
Weston, Massachusetts 02493
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship
Integrated Core Strategies (US) LLC
c/o Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Millenco LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Israel A. Englander
c/o Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: United States
(d) Title of Class of Securities
     common stock, par value $0.0001 per share (“Common Stock”)
(e) CUSIP Number
     382094100
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

CUSIP No.	382094100	13G/A	Page 7 of 11 Pages
(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned
     As of the date of this filing, Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”) is the beneficial owner of an aggregate of 225,200 shares of Common Stock, consisting of 65,000 shares of Common Stock and 160,200 shares of Common Stock, which shares are a constituent part of the Company’s Series A units (“Series A Units”), of which Integrated Core Strategies holds 80,100. Each Series A Unit consists of (a) two shares of Common Stock and (b) ten Class Z warrants (“Class Z Warrants”). Each Class Z Warrant entitles the holder to purchase one share of the Company’s Common Stock at a price of $5.00 per share. Each Class Z Warrant will become exercisable on the later of the Company’s completion of a business combination and March 8, 2007 and will expire on March 7, 2013, or earlier upon redemption. In addition to the 801,000 Class Z Warrants held as a constituent part of the Series A Units, Integrated Core Strategies holds an additional 285,000 Class Z Warrants. As of the date of this filing, the Company has not completed a business combination and therefore, the Class Z Warrants are not currently exercisable.
     Integrated Core Strategies also owns Class W warrants (“Class W Warrants”) exercisable into 4,024,158 shares of Common Stock. Each Class W Warrant entitles the holder to purchase one share of the Company’s Common Stock at a price of $5.00 per share. Each Class W Warrant will become exercisable on the later of the Company’s completion of a business combination and March 8, 2007 and will expire on March 7, 2011, or earlier upon redemption.
     Also, as of the date of this filing Millenco LLC, a Delaware limited liability company (“Millenco”) (formerly known as Millenco, L.P.) has ceased to be the beneficial owner of any shares of Common Stock.

CUSIP No.	382094100	13G/A	Page 8 of 11 Pages
     Millennium Management LLC, a Delaware limited liability company (“Millennium Management”) is the general partner of Integrated Holdings Group LP, a Delaware limited partnership (“Integrated Holding Group”), which is the managing member of Integrated Core Strategies and consequently may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Israel A. Englander (“Mr. Englander”) is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Millennium Management.
     The foregoing should not be construed in and of itself as an admission by Millennium Management, Integrated Holding Group, or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies.
(b) Percent of Class
     19.6% of the Company’s Common Stock (see Item 4(a) above), which percentage was calculated based on 1,150,100 shares of Common Stock outstanding as of August 13, 2008, as reported in the Company’s Quarterly Report on Form 10-Q, dated August 14, 2008.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

-0-

(ii)	Shared power to vote or to direct the vote

225,200

(iii)	Sole power to dispose or to direct the disposition of

-0-

(iv)	Shared power to dispose or to direct the disposition of

225,200
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
     See Item 4(a).
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group

CUSIP No.	382094100	13G/A	Page 9 of 11 Pages
     See Exhibit I.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits:
Exhibit I: Joint Filing Agreement, dated as of November 6, 2008, by and among Integrated Core Strategies (US) LLC, Millenco LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	382094100	13G/A	Page 10 of 11 Pages
SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: November 6, 2008

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its managing member By: Millennium Management LLC, its general partner
By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Co-President

MILLENCO LLC
By:	/s/ Mark Meskin
	Name:	Mark Meskin
	Title:	Chief Executive Officer

MILLENNIUM MANAGEMENT LLC
By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Co-President

/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with SEC on June 6, 2005
Israel A. Englander

CUSIP No.	382094100	13G/A	Page 11 of 11 Pages
EXHIBIT I
JOINT FILING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.0001 per share of Good Harbor Partners Acquisition Corp., a Delaware Corporation, will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: November 6, 2008

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its managing member By: Millennium Management LLC, its general partner
By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Co-President

MILLENCO LLC
By:	/s/ Mark Meskin
	Name:	Mark Meskin
	Title:	Chief Executive Officer

MILLENNIUM MANAGEMENT LLC
By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Co-President

/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with SEC on June 6, 2005
Israel A. Englander